

August 30, 2012

Via E-mail
Duane W. Albro
President and Chief Executive Officer
Warwick Valley Telephone Company
47 Main Street
Warwick, NY 10990

>   **Re: Warwick Valley Telephone Company**
>   **Form 10-K for the Year Ended December 31, 2011**
>   **Filed March 15, 2012**
>   **File No. 000-11174**

Dear Mr. Albro:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days and indicate that you will comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. If you do not believe our comments apply to your facts and circumstances or do not believe compliance in future disclosure is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Definitive Proxy Statement Incorporated by Reference Into Part III

Long-Term Equity Incentive Compensation, page 23

1. Your disclosures indicate that the determination of equity incentive compensation awards depends on the satisfaction of performance measures and the business judgment of the compensation committee. The statements on page 23 that the 2011 and 2012 Equity Awards were based on 2010 and 2011 operational and financial performance suggest that performance against targets plays an important role in determining equity grants. To the extent that performance targets remain material to the determination of long-term equity incentive compensation, disclose these targets as well as performance against them. See Item 402(b)(2)(v) of Regulation S-K.

2. Please explain how you report equity incentive compensation awards in the Summary Compensation table. Your response should make clear how your reporting complies with Instruction 3 to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Stock Ownership Guidelines, page 24

3. We note that you maintain stock ownership guidelines for your directors and executive officers. Going forward, please disclose whether your directors and executive officers are in compliance with these guidelines.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Staff Accountant, at 202-551-3384 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director